Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income (loss) from continuing operations	$907,621	$657,101	$(168,174)	$160,298	$(72,941)
Interest expense incurred, net	444,069	457,191	586,854	455,236	460,172
Amortization of deferred financing costs	10,801	11,088	22,197	21,295	16,616
Earnings before combined fixed charges and preferred distributions	1,362,491	1,125,380	440,877	636,829	403,847

Preferred Share/Preference Unit distributions	(3,357)	(4,145)	(4,145)	(10,355)	(13,865)
Premium on redemption of Preferred Shares/Preference Units	(3,486)	—	—	(5,152)	—
Earnings before combined fixed charges	$1,355,648	$1,121,235	$436,732	$621,322	$389,982

Interest expense incurred, net	$444,069	$457,191	$586,854	$455,236	$460,172
Amortization of deferred financing costs	10,801	11,088	22,197	21,295	16,616
Interest capitalized for real estate and unconsolidated entities under development	59,885	52,782	47,321	22,509	9,108
Amortization of deferred financing costs for real estate under development	—	—	152	—	—
Total combined fixed charges	514,755	521,061	656,524	499,040	485,896
Preferred Share/Preference Unit distributions	3,357	4,145	4,145	10,355	13,865
Premium on redemption of Preferred Shares/Preference Units	3,486	—	—	5,152	—
Total combined fixed charges and preferred distributions	$521,598	$525,206	$660,669	$514,547	$499,761

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	2.63	2.15	—	1.25	—
Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	2.61	2.14	—	1.24	—
(1) For the years ended December 31, 2013 and 2011, the coverage deficiencies approximated $219.8 million and $95.9 million, respectively. All 2013 and prior year ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.